Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Nicole Simon
NSimon@stradley.com
215.564.8001

September 21, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Anu Dubey

Re:	USQ Core Real Estate Fund
File Nos. 333-217181 and 811-23219

Dear Ms. Dubey:

On behalf of the USQ Core Real Estate Fund (the "Fund"), set forth below is the Fund's response to a comment from the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission ("SEC"), conveyed by you in a telephone conversation on September 21, 2017, regarding the Fund's Pre-Effective Amendment No. 3 to its Registration Statement on Form N-2 (the "Registration Statement").  For your convenience, the Staff's comment is presented in bold text below, followed by the Fund's response.  Changes to the Registration Statement noted below will be reflected in a filing pursuant to Rule 497(c) of the Securities Act of 1933, as amended.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Statement.

Comment:
The Fund's Registration Statement includes disclosure under the heading "INVOLUNTARY REPURCHASES" that sets forth when the Fund may repurchase shares involuntarily.  Please replace that disclosure with a statement that the Fund may repurchase shares involuntarily at net asset value in accordance with the Fund's Agreement and Declaration of Trust, Section 23 of the Investment Company Act of 1940, as amended (the "1940 Act"), and the rules thereunder.

Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

Ms. Anu Dubey
U.S. Securities and Exchange Commission
September 21, 2017

Response:	We propose to delete the disclosure under the heading "INVOLUNTARY REPURCHASES" and replace it with the following:

The Fund may, at any time, repurchase at net asset value shares held by a shareholder, or any person acquiring shares from or through a shareholder, in accordance with the Fund's Agreement and Declaration of Trust, as amended from time to time, Section 23 of the 1940 Act, and any applicable rules thereunder.

*  *  *  *  *

Please do not hesitate to contact me, at (215) 564-8001, or Prufesh R. Modhera, at (202) 419-8417, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Nicole Simon
Nicole Simon

cc:	Prufesh R. Modhera
S. Timothy Grugeon
Keith Downing